SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

News Release	December 28, 2006 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso is rebuilding a paper machine at Varkaus Mill to improve mill efficiency

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is investing EUR 54.8 million in rebuilding fine paper machine 3 (PM 3) at its Varkaus Mill in Finland to improve efficiency at the mill and profitability in the Office Paper business area. This project, which will increase mill specialisation within the division, is scheduled to be completed in December 2007.

The investment is in line with Stora Enso’s fine paper strategy. PM 1 at Varkaus Mill, which had an annual capacity of 95 000 tonnes of single-coated fine paper, was closed down in November 2006 as part of Stora Enso’s Asset Performance Review. Arrangements for the closure of PM 1 were negotiated locally, which enabled the new investment. The investment will increase the mill’s annual production capacity by about 95 000 tonnes to 315 000 tonnes of uncoated fine paper, but the number of personnel will not increase.

Following the investment, envelope paper production will be transferred from Veitsiluoto Mill to Varkaus Mill, allowing Veitsiluoto Mill to specialise in producing document printing paper. Production of writing paper will be transferred from Varkaus Mill to Imatra Mills.

“Varkaus Mill is a fully integrated mill located close to good fibre resources. Through this investment we can improve the fine paper mill’s future competitiveness and strengthen its position in the division’s asset portfolio,” comments Pekka Laaksonen, SEVP, Stora Enso Fine Paper.

Recent investments in Varkaus Mill include:

•	approximately EUR 47 million in rebuilding of the woodhandling department to be completed in September 2007;

•	approximately EUR 47 million in a new thermomechanical pulp (TMP) line completed in summer 2004;

•	approximately EUR 20 million in sawmill modernisation completed in spring 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

Stora Enso’s Varkaus Mill produces fine paper, directory paper, newsprint and coreboard on three paper machines and one board machine with a total annual capacity of about 620 000 tonnes of paper and board, plus 345 000 m3 of sawn wood products. The mill’s annual wood consumption is approximately 2.3 million m3. The mill employs about 1 000 people.

Previous press releases concerning Varkaus Mill are available at www.storaenso.com/press:

•	21 March 2006: Stora Enso invests in woodhandling at Varkaus Mill

•	27 October 2005: Stora Enso creates platform for stronger financial performance

•	19 November 2002: Stora Enso to upgrade and modernise its pulp and sawmill production lines at Varkaus

www.storaenso.com

www.storaenso.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel